UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

4 August 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ADOLOR CORPORATION

File No. 0-30039 -- CF# 26928

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ADOLOR CORPORATION submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 4, 2004.

Based on representations by ADOLOR CORPORATION that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.3	through July 13, 2015
Exhibit 10.4	through July 6, 2015
Exhibit 10.5	through June 9, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel